Mail Stop 4561

August 24, 2006

Mr. Alan P. Hirmes
Chief Financial Officer
CharterMac
625 Madison Ave
New York, NY 10022

> **Re:** **CharterMac**
> **Form 10-K for the Fiscal Year ended December 31, 2005**
> **Form 10-Q for the Quarterly Period Ended March 31, 2006**
> **Form 10-Q for the Quarterly Period Ended June 30, 2006**
> **File No. 1-13237**

Dear Mr. Hirmes:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Application of Critical Accounting Policies

Valuation of Investments in Mortgage Revenue Bonds, page 48

1. The last paragraph under this heading discusses how the company performs its valuation review to determine whether or not there has been a financial loss and that if a financial loss occurs the revenue bond is written down to its fair value. Since under SFAS 115 all of your revenue bonds are recorded in the balance sheet at fair value, we assume that this paragraph is intending to address how the company assesses whether or not there has been an other than temporary decline in fair value

that is recognized in the income statement as a charge to earnings. Please revise to clarify. In addition, the paragraph suggests that there is a different methodology followed for assessing impairment depending upon whether or not a financial loss is expected. Please clarify to us the basis for this approach.

2. The last paragraph also indicates that when a financial loss is not expected, the fair value of a revenue bond is considered to be the lesser of its face amount or the present value of future cash flows. Please clarify if these means that under SFAS 115 the revenue bonds are recorded on the face of the balance sheet at the lower of these two amounts and if so, the basis for that accounting treatment.

Valuation of Mortgage Servicing Rights, page 48

3. The last paragraph under this heading indicates that to assess impairment of mortgage servicing rights the company stratifies by the issuer of the underlying mortgage loans. Please clarify to us how this is consistent with paragraph 63(g) of SFAS 140 which requires stratification based on the predominant risk characteristics of the underlying financial assets.

Note 7 – Consolidated Partnerships, page 83

4. Please tell us your consideration of Rule 4-08(g) of Regulation S-X regarding including summarized results of operations for these partnerships.

Note 14(C) –Convertible CRA Preferred Shares, page 96

5. Please explain to us how you considered the guidance in SFAS 133 and EITF 00-19 in determining the accounting for the conversion features in your Convertible CRA Preferred Shares.

Note 20 Impact of Hurricanes, page 108

6. Clarify to us the consideration you gave to disclosing the range of loss that is reasonably possible as discussed in paragraph 10 of SFAS 5.

Item 9A – Disclosure Controls and Procedures, page 115

7. Please amend your filing and state your conclusion regarding your disclosure controls and procedures in accordance with Item 307 of Regulation S-K.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Thomas Flinn, Staff Accountant, at (202) 551-3469 or the undersigned at (202) 551-3498 if you have questions.

Sincerely,

Linda van Doorn
Senior Assistant Chief
Accountant